UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-41066

CUSIP Number: N81409109

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:      Not Applicable

PART I – REGISTRANT INFORMATION

SONO GROUP N.V.

Full Name of Registrant

N/A

Former Name if Applicable

Waldmeisterstraße 76

Address of Principal Executive Office (Street and Number)

80935 Munich, Germany
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sono Group N.V. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”) by the prescribed due date for the reasons described below.

The Company requires additional time to prepare and review its financial statements for the year ended December 31, 2022, and have such financial statements audited. Factors which have affected the timing of the preparation and review of the financial statements include (i) the Company’s change in business model and related matters as described in the Company’s Form 6-K submitted to the SEC on March 24, 2023, (ii) additional ongoing work required in connection with the assessment of the Company’s ability to continue as a going concern, including the ongoing analysis of the Company’s strategic options with the assistance of external advisors, whereby the Company’s management may, as it has in the past, conclude that there is substantial doubt about the Company’s ability to continue as a going concern, (iii) the continued existence as of December 31, 2022 of previously disclosed unremediated material weaknesses in the Company’s internal control over financial reporting, (iv) ongoing work in connection with impairments related to the Company’s change in business model, and (v) recent changes to the Company’s supervisory board and the resulting lack of an audit committee as disclosed in the Company’s Form 6-K submitted to the SEC on April 21, 2023, which may delay or prevent issuance of the Company’s financial statements.

As a result of the foregoing, the Company is unable, without unreasonable effort or expense, to file its Annual Report by the prescribed due date of May 1, 2023. The Company is working diligently to complete the Form 20-F as soon as possible.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Jona Christians	+49	89 4520 5818
	(Name)	(Area code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has made a preliminary determination of its results of operations, which are unaudited and subject to change prior to filing the Annual Report , including as a result of the finalization of the Company’s analysis with respect to the financial statement impacts, if any, of the change in its business model.

The Company’s loss for the year ended December 31, 2022, is expected to increase to approximately €134.4 million compared to €63.9 million for the year ended December 31, 2021. This development is expected to be primarily due to an increase in the cost associated with the development of the series validation vehicles for the Sion passenger car from €27.6 million in 2021 to €86.1 million in 2022 as well as an increase in personnel expenses from €11.3 million in 2021 to €21.4 million in 2022 related to employees responsible for development activities and the share of the employee participation programs attributable to them.

Forward-Looking Statements

This notice includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “expects,” “intends,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to the Company’s anticipated financial results as a result of the Company’s independent registered public accounting firm completing its audit of the Company’s financial statements, the ability of the Company and its auditors to confirm information or data identified in the review, the Company’s ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

    Sono Group N.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 02, 2023	By:	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer

Date: May 02, 2023	By:	/s/ Torsten Kiedel
	Name:	Torsten Kiedel
	Title:	Chief Financial Officer